<u>CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002</u>

I, Lou Fatica, Vice President, Treasurer and Chief Financial Officer of Associated Estates Realty Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2002, which this certification accompanies, fully complies with the requirements of Section 13(a) or 15a(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lou Fatica
Lou Fatica

August 13, 2002